SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         for the month of May 2000


                                    PETROFINA
                 (Translation of registrant's name into English)


                              52 Rue de l'Industrie
                                 B-1040 Brussels
                                     Belgium
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.


                              Form 20-F X Form 40-F


                  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.


                                    Yes      No X


                  If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

PETROFINA
--------------------------------------------------------------------------------
                                          (for publication on October 1, 1999)

                                 PETROFINA S.A.
                   52 rue de l'Industrie - B - 1040 Bruxelles
           T.V.A. (BE) 403.079.441 - R.C. Bruxelles n(degree) 227.957
                          ----------------------------


                                 DIVIDEND NOTICE


         On September 28, 1999, the Board of Directors approved the advance gross payment of 10 EURO per share (7,5 EURO net after deduction of withholding tax on presentation of one ordinary share or 8,5 EURO net after deduction of withholding tax on presentation of one share together with one STRIP-VVPR).

         The dividend will be payable as from October 1, 1999 against coupon nr 16 at : BBL o GB o CGER-Banque o KBC o Banque Artesia o Banque Nationale de Paris o Credit du Nord o Banque Int. a Luxembourg o Banque Gen. du Luxembourg o Commerzbank o Deutsche Bank o Dresdner Bank o ABN-Amro Bank o Credit Suisse o Societe de Banque Suisse o Union de Banques Suisses o Credito Italiano o Barclays Bank (Throgmorton St., London) o Citibank N.A.
(ADR Department) USA.


                           ---------------------------

                                                                 28 March 2000

                                   COMMUNIQUE

                                  1999 Results

         In 1999 the non-consolidated profit for PetroFina reached at 82,106 million BEF, as against 8,283 million BEF. This profit takes into account the capital gain of 63.2 billion BEF from the sale of the American assets to another company in the TotalFinaElf Group and intra-group dividends for a total amount of 26.9 billion BEF.

         The turnover stood at 174.2 billion BEF in 1999, as against 145.4 billion BEF for the previous year. The explanation for this growth is basically the rise in the price of oil products.

         The cash flow for PetroFina S.A. increased to 84.3 billion BEF as against 11.5 billion BEF for the trading year 1998.

         At the Ordinary General Meeting of 12th May 2000, the board of directors will be proposing to set the dividend at 12.48 Euros per share, 10 per cent more than the dividend for the previous trading year. So taking into account the advance of 10.00 Euros per share already paid in October 1999, the sum of 2.48 Euros per share will be payable from 26th May, on presentation of coupon no. 17.

         The Petrofina results are integrated into the consolidated balance sheet for the TotalFinaElf Group.

                                                                  12th May 2000

                                 PetroFina S.A.
                                   Communique


         PetroFina's Ordinary General Meeting was held at the corporation's headquarters on 12th May. All the resolutions put forward at the meeting were passed.

         The dividend for the trading year of 1999 amounted to 12.48 Euros per share, of which 10.00 Euros per share had already been paid in advance in October 1999. The remaining dividend, amounting to 2.48 Euros per share was declared payable as from 26th May 2000, on presentation of coupon no. 17, at the counters of the banking institutions providing financial services in connection with the company's shares, i.e. BBL, CBC, Banque Artesia and Fortis Banque in Belgium, Credit du Nord in Paris in France, ABN-AMRO in Amsterdam in the Netherlands, Generale de Banque du Luxembourg in the Grand Duchy of Luxembourg and Credit Suisse in Zurich in Switzerland.

         During the course of 1999, Total Fina carried out a number of restructuring operations. Within this context, PetroFina sold its American assets to a corporation within the perimeter of Total, namely Total Fina USA LLC, the aim being to create a single corporate entity in the United States. The assets in question are more specifically, the shares of American PetroFina Holding, the holding company at the top of the US group, its main subsidiaries being PetroFina Delaware and Fina Inc.

         This sale, amounting to 70 billion Belgian Francs, resulted in a capital gain of 63.2 billion Belgian Francs.

         Within this same framework PetroFina bought the shares of Total Benelux for the total amount of 1.8 billion Belgian francs, with a view to merging this company with its Belgian marketing subsidiary, Fina Europe. From now on, the new entity, Total Fina Belgium, will be dedicating itself to the marketing of oil products in Belgium.

         For its part, Total Fina Belgium sold its share-holding in Fina Italiana to Total Italia for an amount of 15 billion Belgian francs, thus realising a capital gain of 10.7 billion Belgian francs.

         During the first quarter of 2000, Total Fina Belgium sold its share-holding in Fina plc to Total Oil Holding Ltd. A capital gain of 15.4 Belgian francs was registered from this transaction, while the sales prices was of 28.7 billion.

         The   consideration   received  from  the  various   transactions   was
re-invested in the Coordination Centre of PetroFina, whereof the finance agreement was extended to the whole of the TotalFinaElf Group.

                                                                  12th May 2000

         1998 saw a sharp fall in the price of crude oil as a result of decreasing demand in developing countries combined with rising supply. In March 1999 the OPEC companies agreed to limit production, and this made it possible to reverse the trend.

         The upward trend was then strengthened by a stronger growth in demand linked to the expansion of the world economy. Between 1998 and 1999 the price of crude oil rose by 40% in average and by 140% on the basis of end-of-year prices. Crude oil was quoted at 25 dollars a barrel in December 1999 as opposed to 10 dollars a barrel a year before. In Europe this price increase was reinforced by the rise of 16% in the dollar against the Euro.

         At the same time, the prices of finished products rose by an average of 25% under the influence of the high level of stocks and low demand. This discrepancy in price trends brought about a fall of 41% in refining margins, which went down from 2.45 dollars a barrel in 1998 to 1.44 dollars a barrel in 1999.

         In the petrochemical industry, the same phenomenon was observed in the field of monomers. The rise in the price of naphtha (expressed in Euros) reached an average of 31% in 1999, as opposed to 1998, while the prices of ethylene and propylene remain stable.

         In 1999 the non-consolidated results for PetroFina stood at 82,106 million Belgian francs, as against 8,283 Belgian francs in 1998. Basically, these results originate from the capital gains of 63.2 billion Belgian francs from the sale of the American assets to Total Fina U.S.A. L.L.C.

         The turnover rose to 174.2 billion Belgian francs, as against 145.4 billion Belgian francs the year before. This growth results basically from the rise in the price of oil products and the rise in the dollar.

         The deterioration in the refining and steam cracking margins explains the fall in the operational result for the year from -0.5 billion to -1.9 billion francs.

         The cash flow for PetroFina S.A. rose to 84.3 billion Belgian francs, as compared with 11.5 billion Belgian francs in the trading year of 1998.

         The accounts were certified without reservations by the auditors.

         A recovery in profits on petrochemical products was noted in the first quarter of 2000, together with a steep rise in refining margins, which are reaching record levels.

         Trends in the oil sector are currently very favourable, and this will help the company to improve its organisation and to proceed with further adaptations to its perimeter and with other share transfer transactions.

         The results for the former PetroFina group now form an integral part of the results for the TotalFinaElf Group, which were published in a communique on 29th March 2000.

                                                                  12th May 2000


            Non-Consolidated Results (in millions of Belgian francs)

                                                    1998               1999
Turnover                                           145.384            174.284
Other operating income                               1.523              1.441
Operating expenses                                -147.433           -177.644
                                                  --------           --------
Operating profit                                      -526             -1.919
Financial revenues                                   7.551             22.667
Exceptional income                                     760             60.859
                                                  --------           --------
Profit before taxes                                  7.785             81.607
Taxes                                                   -2                 -1
                                                  --------           --------
Net income                                           7.783             81.606
Transfer to tax free reserves                          500                500
                                                  --------           --------
Net profit                                           8.283             82.106

                                   SIGNATURES


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                PETROFINA



Date:   May 31, 2000                          By:   /s/   Francois Vincke
        ------------                                ---------------------
                                                    Name:  Francois Vincke
                                                    Title: Secretary General